EXHIBIT 19

WEYERHAEUSER COMPANY INSIDER TRADING POLICY

POLICY

This Insider Trading Policy provides guidelines with respect to transactions in the securities of Weyerhaeuser Company (“Weyerhaeuser” or the “Company”) and the handling of material nonpublic information about Weyerhaeuser and the companies with which Weyerhaeuser does business. For purposes of this policy, “Company” includes Weyerhaeuser Company together with its subsidiaries. This policy is intended to promote compliance with securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

AUDIENCE

This policy applies to all of the following persons, in each case, with respect to the Company (each an “Insider”):

•	Employees
•	Officers
•	Directors

Insiders are responsible for ensuring that actions by members of their households or their immediate family(1) as well as any entities under such person’s control(2) comply with the terms of this policy. From time to time, other persons may be subject to this policy, such as employees or representatives of certain contractors or advisors who through the provision of services have or may have access to material nonpublic information regarding the Company.

This policy continues to apply after a person subject to the policy is no longer employed by or affiliated with the Company. Any person in possession of material nonpublic information when their employment or service terminates may not trade in Company securities until that information has become public or is no longer material.

EXPECTATIONS

BACKGROUND

Under federal and state securities laws, an Insider may be subject to civil and criminal penalties for engaging in transactions in Company securities at a time when she or he has knowledge of material nonpublic information regarding the Company. These penalties include criminal and civil fines, injunctions preventing service as an officer or director of any public company and imprisonment. An Insider may also be liable for improper transactions by any person to whom she or he has disclosed material nonpublic information regarding Weyerhaeuser. Even an allegation of improper trading can have damaging consequences for both the person accused and also any company with which they are affiliated. Accordingly, the Company takes even the appearance of improper trading very seriously.

Every Insider has the responsibility to comply with this policy. From time to time, an Insider may have to forego a proposed transaction in the Company’s securities even if she or he planned to make the transaction before learning of the material nonpublic information.

MATERIAL NONPUBLIC INFORMATION

It is not possible to define all categories of material information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold, sell or make any other investment decision regarding a security or other financial instrument. Any information that could reasonably be expected to affect the price of a security or other financial instrument is particularly likely to be material for these purposes. In this regard, potential market reaction or sensitivity to the information is a key consideration. Material information can be positive or negative.

Examples of potentially material information include:

•	financial results;
•	quarterly or annual earnings or losses, or projections or guidance updates regarding the same;
•	entering into or terminating a significant or major commercial agreement or joint venture;
•	pending or proposed merger or other acquisition or divestiture;
•	pending or proposed acquisition or divestiture of significant assets;

(1)
For purposes of this policy, members of an Insider’s household and immediate family are (i) family members who reside in the same household with the Insider (including a spouse or domestic partner and children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws of the Insider, but only if they reside in the same household with Insider), (ii) children of the Insider or of the Insider’s spouse who do not reside in the same household with the Insider but are financially dependent upon the Insider, (iii) any other family members of the Insider who do not reside in that household but whose transactions are directed by the Insider, and (iv) any other individual over whose account the Insider has control and to whose financial support the Insider materially contributes. (Materially contributing to financial support would include, for example, paying an individual’s rent but not just a phone bill.)
(2)
For purposes of this policy, “controlled entities” are partnerships in which an Insider or member of an Insider’s household or immediate family is a general partner; trusts of which an Insider or member of an Insider’s household or immediate family is a trustee; estates of which an Insider or member of an Insider’s household or immediate family is an executor; and other equivalent legal entities that an Insider or member of an Insider’s household or immediate family controls or has the practical ability to make all investment decisions in.

•	changes in financial liquidity or pending bankruptcy;
•	changes in dividend policy;
•	information regarding stock splits or new unannounced share repurchase programs;
•	change in auditors or notification that the auditor’s reports may no longer be relied upon;
•	new equity or debt offerings;
•	developments (whether positive or negative) in contingent liabilities, including but not limited to new, pending or threatened significant litigation;
•	a cybersecurity breach or incident significantly affecting the Company’s information technology systems and
•	changes in senior management.

This list is not exhaustive, and there is no bright-line standard for assessing materiality; rather, it is based on an assessment of all of the facts and circumstances at a particular time and sound judgment.

Information that has not been disclosed to the public is considered to be nonpublic information. Information will be considered public only after the information has been widely disseminated to investors in a broad, non-exclusionary manner, such as through a news release or filing with the Securities and Exchange Commission (“SEC”). Once information is publicly disseminated, it is still necessary to allow the investing public sufficient time to absorb the information. As a general rule, information should not be considered public information until trading opens on the New York Stock Exchange (“NYSE”) on the second trading day after the day on which the information is released.

RESTRICTIONS UNDER THIS POLICY

This policy applies to all transactions, including purchases and sales, in the Company’s securities. Company securities include Weyerhaeuser Company common stock, options to purchase common shares and any other securities the Company may issue from time to time, such as preference or preferred stock or debentures or bonds, as well as derivative securities relating to the Company’s stock (or not issued by the Company) such as exchange-traded options. This policy also applies to some (but not all) transactions in a Company stock fund under a benefit plan (such as any Company-sponsored 401(k) plan).

1. Trading and “Tipping” with Material Nonpublic Information

(a) Trading in Company Securities. No Insider may engage in any transaction, whether such transaction is executed directly or indirectly, that involves the Company’s securities at any time that she or he is aware of, or otherwise possesses, material nonpublic information concerning the Company. In the event that an Insider becomes aware of, or otherwise possesses, material nonpublic information, she or he may not engage in any transaction involving the Company’s securities until (i) trading opens on the NYSE on the second trading day after the date of public disclosure of that information, or (ii) at such time as such nonpublic information is no longer material. This prohibition applies even during designated open trading windows and even if the Company has not imposed a special blackout period, if the Insider is otherwise aware of material nonpublic information.

(b) Tipping. No Insider shall disclose material nonpublic information regarding the Company to any other person (including family members) where such information may be used by such person to trade in the Company’s securities, nor shall such Insider or related person make recommendations or express opinions on the basis of material nonpublic information as to trading in the Company’s securities. These practices are commonly known as “tipping” and are illegal under the federal securities laws whether or not the tipper intends to realize a profit from such “tip”.

(c) Trading in Other Securities. Insiders who in the course of working for the Company learn of nonpublic information that is material to any other company (in particular, a company with which the Company does business or with which the Company has or is considering a relationship, including a customer or supplier of the Company), should exercise caution before (i) trading in such other company’s securities, (ii) recommending to others that they should buy or sell such company’s securities or (iii) providing material nonpublic information about such company to others who might be expected to trade while in possession of such information whether or not such Insider intends to realize a profit from such “tip”, in each case of the foregoing until the information becomes public (see "Material Nonpublic Information" above) or is no longer material.

2. Blackout Periods

The company imposes “blackout” periods to help prevent improper trading by certain persons when they may possess material nonpublic information. However, even if there is no blackout period in effect, an Insider who is aware of or possesses material nonpublic information may not engage in any transactions involving the Company’s securities until the open of the market on the second trading day after the public disclosure of such information as set forth above in Section 1(a).

(a) Quarterly Blackout Periods for Restricted Persons. Restricted Persons (as defined below) are prohibited from engaging in direct or indirect transactions in any securities of the Company during the quarterly blackout period, which will commence at the close of the NYSE on the day that is two full weeks prior to the end of the next fiscal quarter (and if such day is not a trading day, then the close of market on the last trading day proceeding such day) and will end at the open of market on the second trading day after the date on which the Company’s quarterly earnings release containing financial results for the prior fiscal quarter or year has been publicly released. “Restricted Persons” include: (i) all directors and officers subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934 (“Section 16 Individuals”), and (ii) such other persons designated by Weyerhaeuser Company’s general counsel or chief financial officer.

(b) Special Blackout Periods. From time to time, the Company may also prohibit some or all Insiders from trading securities of the Company because of material developments known within the Company and not yet disclosed to the public. The General Counsel (or her or his designee(s)) will notify all Insiders subject to a special blackout period during which the Insiders so notified could either (i) be required to pre-clear with the General Counsel (or her or his designee(s)) any direct or indirect transaction involving the Company’s securities (in the case in which such Insider is not otherwise required by this policy to preclear such transactions) or (ii) be prohibited from engaging in any direct or indirect transaction involving the Company’s securities. Any insider subject to a special blackout period should not disclose that fact to others because the special blackout period itself may be deemed material nonpublic information. The Company will end the special blackout period at the earlier to occur of the open of the market on the second trading day after the date of public disclosure of the relevant information, or at such time as the relevant information is no longer material.

3. Gifts

Gifts of Company securities are prohibited by Restricted Persons at any time that such person is aware of, or otherwise possesses, material nonpublic information or during a blackout period unless the recipient expressly agrees it will not execute any transaction with the gifted securities while the Insider is in possession of material nonpublic information. Restricted Persons shall contact the Company’s General Counsel (or her or his designee(s)) prior to effecting any gift of Company securities. Estate-planning transfers are not subject to this policy, but only with pre-approval from the General Counsel (or her or his designee(s)) and provided that the transferor continues to control and directly or indirectly own such transferred Company securities.

4. Short Sales and Other Derivatives; Other Trading Practices

No Insider may engage in a short sale of the Company’s securities. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within 20 days thereafter. Transactions in certain put and call options for the Company’s securities may in some instances constitute a short sale. To ensure compliance with this policy and applicable federal and state securities laws, the Company requires that all Insiders refrain from investing in or selling other derivatives of the Company’s securities, such as puts, calls, collars or other derivative securities, on an exchange or in any other organized market, at any time. Short sales and investing in or selling other derivatives of the Company’s securities are prohibited by this policy as well as the Company’s Anti-Hedging Policy, even when there is no blackout period in effect.

Insiders are discouraged from placing standing or limit orders on Company securities (other than under an approved Trading Plan (as defined below)). If an Insider determines that they must use a standing order or limit order, the order must be limited to brief periods of time when the Insider can be reasonably certain the order will not execute during a blackout period and will not execute at a time when the Insider otherwise possesses material nonpublic information (except that standing orders may be used for longer periods under approved Trading Plans) and must otherwise comply with the restrictions and procedures set forth in this policy.

5. Pre-Clearance of Trades for Section 16 Individuals

The Company has determined that all Section 16 Individuals, and certain other persons identified by the Company’s General Counsel from time to time and who have been notified that they have been so identified, must refrain from trading in the Company’s securities, even when no blackout period is in effect, without first complying with the Company’s “pre‑clearance” process. Therefore, notwithstanding any other provision of this policy to the contrary, each such person is required to contact the Company’s General Counsel (or her or his designee(s)) prior to commencing any trade or executing any other transaction in the Company’s securities including, for the elimination of doubt, any transaction identified below as being exempt from this policy’s trading restrictions. The General Counsel (or her or his designee(s)) may consult as necessary with other officers of the Company before clearing any proposed trade.

6. Certain Exceptions

(a) Stock Options. This policy’s trading restrictions do not apply to an Insider’s exercise of stock options granted under the Company’s equity incentive plans if (i) the exercise price is paid in cash or (ii) the exercise is the automatic exercise and corresponding net settlement of such options upon their expiration pursuant to the terms of such options. However, the restrictions set forth in this policy shall apply to (i) any sale of shares issued upon such exercise, (ii) any cashless exercise accomplished by the sale of a portion of the shares issued upon exercise of the option and (iii) any other sale in the open market for the purpose of generating cash needed to cover the option exercise price.

(b) Tax Withholding. This policy’s trading restrictions also do not apply to the vesting of restricted stock units or performance share units or the exercise of a tax withholding right pursuant to which the Company withholds shares of Company securities to satisfy tax withholding requirements upon the vesting of any such awards. However, the restrictions set forth in this policy shall apply to sales or exchanges of Company securities acquired pursuant to the vesting of such awards.

(c) Certain Transactions Under Benefit Plans. The restrictions set forth in this policy do not apply to automatic periodic purchases of stock or common stock equivalents under Company benefit plans pursuant to previously-made elections (e.g., through payroll deductions) or pursuant to non-elective plan terms. The restrictions do apply, however, to voluntary elections under a Company benefit plan to: (i) make one or more contributions to a Weyerhaeuser stock fund under the benefit plan; (ii) increase or decrease the percentage of periodic contributions that will be allocated to a Weyerhaeuser stock fund under a benefit plan; and (iii) make an intra-plan transfer of an existing account balance into or out of a Weyerhaeuser stock fund under a benefit plan. None of these actions may be taken when an Insider is in possession of material nonpublic information.

(d) Trading Plans in Compliance with SEC Rule 10b5-1. Transactions by eligible Insiders may be exempt from this policy if made pursuant to a pre-approved written plan or set of instructions that complies with all of the requirements set forth in Rule 10b5-1 promulgated under the Securities Exchange Act of 1934 (“Rule 10b5-1”) and meets any other conditions established by Weyerhaeuser

Company’s General Counsel (a “Trading Plan”). Trades made pursuant to a Trading Plan may occur during a blackout period and/or while the Insider is otherwise in possession of material nonpublic information. In addition, trades made pursuant to any such Trading Plan will not be subject to the pre-clearance procedures, although all Trading Plans must be approved in advance by the General Counsel (or her or his designee(s)) and comply with guidelines established by the General Counsel from time to time. Advance approval of a Trading Plan will not be deemed a representation by the Company that the Trading Plan complies with Rule 10b5-1, nor an assumption by the Company of any liability or responsibility to the Trading Plan owner or any other party if the Trading Plan does not comply with Rule 10b5-1.

7. Company Transactions

The Company may not, directly or indirectly, buy or sell Company securities while in possession of material nonpublic information related to the Company unless the transaction complies with all applicable securities laws. Discretionary purchases or sales of Company securities by the Company require prior approval from the general counsel (or her or his designee(s)). This policy does not prohibit the purchase or sale of Company securities by the Company in accordance with a Trading Plan.

CONSEQUENCES

Any person subject to this policy who violates its terms shall be subject to disciplinary action by the Company, up to and including termination of employment. In the case of violations of this policy, the general counsel and senior vice president of Human Resources, together with one or both of the chief executive officer or chief financial officer, shall determine the penalty(ies) for a given violation. In the case of a violation of this policy by a Section 16 Individual, such violation shall also be referred to the Governance and Corporate Responsibility Committee of the Board of Directors of the Company.

More importantly, civil and criminal penalties may result from trading while in possession of material nonpublic information regarding the Company or its business partners or potential acquisition targets.

RELATED RESOURCES

Please direct your questions as to any of the matters discussed in this policy to the Company’s general counsel.